 Exhibit 3(II)

The Third Amended and Restated By-laws of AMN Healthcare Services, Inc., effective as of October 9, 2007, are hereby amended as follows:

The first two sentences of Article 7, Section 7.1 of the By-laws are hereby deleted, and the following sentences are substituted in their place:

The shares of stock of the Corporation shall be represented by certificates, or shall be unauthenticated shares that may be evidenced by a book-entry system maintained by the registrar of such stock, or a combination of both. To the extent that shares are represented by certificates, such certificates shall be in such form
(consistent with the provisions of Section 158 of the General Corporation Law) as shall be approved by the Board.